May 24, 2017

VIA EDGAR

Larry Spirgel
Assistant Director
AD Office 11 — Telecommunications
Mail Stop 3720
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-9303

Re:	Calix, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 28, 2017
Form 8-K
Filed May 9, 2017
File No. 001-34674

Dear Mr. Spirgel:

This letter is submitted on behalf of Calix, Inc. (“Calix” or “Company”) in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated May 18, 2017 in connection with the above-referenced filings.

For convenience, we have set forth in bold the text of the Staff’s comment below followed by the Company’s response.

Form 8-K Filed on May 9, 2017
Exhibit 99.1

1.
Comment: Please refer to page 6. It appears that your presentation of “Reconciliation of GAAP to Non-GAAP Results — Three Months Ended April 1, 2017” attaches undue prominence to non-GAAP information. Accordingly, please revise your presentation to comply with Item 10(e)(1)(i)(A) of Regulation S-K and Instruction 2 to Item 2.02 of Form 8-K to eliminate the full non-GAAP income statements. For additional guidance, please refer to Question 102.10 of the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures issued on May 17, 2016.

Response:

We acknowledge the Staff’s comment and confirm that in future filings, we will revise our reconciliation to eliminate the full non-GAAP income statements.

*****

Please do not hesitate to contact me at 408-601-4083 if you have any questions or require further information.

Very truly yours,

/s/ Suzanne Tom
Suzanne Tom
VP, General Counsel
Calix, Inc.

cc:	Carl Russo, President & CEO
(Calix, Inc.)

Patrick A. Pohlen, Esq.
(Latham & Watkins LLP)

Richard Robins
Sheafali Patel
(KPMG LLP)

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